UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Netshoes (Cayman) Limited (NYSE: NETS) announces today that its subsidiaries ( NS2.COM INTERNET S.A. and NS5 PARTICIPAÇÕES LTDA.) have signed an agreement with Grupo Sierra Capital, a private equity fund that invests in Mexico, Central America and Caribbean, to sell the entirety of its operations in Mexico. This divestment is in line with the Company’s strategy of focusing and streamlining its operations on mature regions to increase profitability and create long-term value to shareholders.

This transaction is expected to close in the third quarter of 2018 and is subject to customary (a) closing conditions, and (b) purchase price adjustment mechanisms.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Marcio Kumruian
Chief Executive Officer

Date: August 06, 2018